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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.
I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[X]          Merger
[  ]           Liquidation
[  ]           Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]            Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: Nuveen Performance Plus Municipal Fund, Inc. ("Acquired Fund")
3.	Securities and Exchange Commission File No.: 811-05809
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[ X ] Initial Application [  ] Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
333 West Wacker Drive, Chicago, Illinois 60606
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
David Glatz
Stradley Ronon Stevens & Young, LLP
191 North Wacker Drive, Suite 1601
Chicago, IL  60606
(312) 964-3502

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Nuveen Investments
333 W. Wacker Dr.
Chicago, Illinois 60606
1-800-257-8787
NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
[X]          Management company;
[ ]            Unit investment trust; or
[ ]            Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
[ ] Open-end [X] Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Minnesota
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
Adviser:  Nuveen Fund Advisors, LLC
333 W. Wacker Dr.
 Chicago, IL 60606

Sub-Adviser:  Nuveen Asset Management, LLC
333 W. Wacker Dr.
 Chicago, IL 60606

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
N/A
13.	If the fund is a unit investment trust ("UIT") provide: Not Applicable
(a)	Depositor's name(s) and address(es):
(b)	Trustee's name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[ ] Yes [X] No

If  Yes, for each UIT state:
Name(s):
File No.:  811-______
Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X] Yes [  ] No
If  Yes, state the date on which the board vote took place:  February 14, 2016
If  No, explain:
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X] Yes [  ] No
If  Yes, state the date on which the shareholder vote took place:  August 19, 2016
If  No, explain:
II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[X] Yes [ ] No
(a)	If Yes, list the date(s) on which the fund made those distributions:
October 3, 2016
(b)	Were the distributions made on the basis of net assets?
[ X ] Yes [  ] No
(c)	Were the distributions made pro rata based on share ownership?
[ X ] Yes [  ] No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only: Were any distributions to shareholders made in-kind?

[  ] Yes [   ] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:
Has the fund issued senior securities?
[X] Yes [  ] No
If yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
Holders of Acquired Fund’s Variable Rate MuniFund Term Preferred Shares (“VMTP Shares”) received, on a one-for-one basis, newly issued VMTP Shares of Nuveen AMT-Free Quality Municipal Income Fund (“Acquiring Fund”) having substantially similar terms, as of the closing of the Reorganizations, as the VMTP Shares of the Acquired Fund exchanged therefor.
The Acquiring Fund also issued two new series of Variable Rate Demand Preferred Shares (“VRDP Shares”) to holders of VRDP Shares of Nuveen Municipal Market Opportunity Fund, Inc. and Nuveen Premium Income Municipal Fund 2, Inc. in connection with the reorganization of these funds into the Acquiring Fund. As a result, preferred shareholders of the Acquired Fund became preferred shareholders of a combined fund with multiple series and types of preferred shares (i.e., VMTP Shares and VRDP Shares) outstanding. The outstanding VMTP Shares and VRDP Shares of the Acquiring Fund and the preferred shares issued in the Reorganizations have equal priority with each other (and any other preferred shares that the Acquiring Fund may issue in the future) as to the payment of dividends and the distribution of assets upon the dissolution, liquidation or winding up of the affairs of the Acquiring Fund.
Holders of common shares received newly issued common shares of the Acquiring Fund, the aggregate net asset value of which was equal to the aggregate net asset value of the common shares of such Acquired Fund held as of the close of trading on the business day immediately prior to the closing of the Reorganizations. Fractional shares were aggregated and sold on the open market and shareholders received cash in lieu of such fractional shares.
18.	Has the fund distributed all of its assets to the fund's shareholders?
[ X ] Yes [  ] No
If  No,
(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[ ] Yes [ X ] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)
[ ] Yes [ X ] No
If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
Cash in the amount of $  [________]
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
[ ] Yes [  ] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[  ] Yes [X] No
If  Yes,
(a) Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)           Legal expenses:  $810,000
(ii)         Accounting expenses:  $5,000
(iii)        Other expenses (list and identify separately):
Proxy Print and Mail: $737,578
Rating Agency and Listing Fees: $658,073
Miscellaneous: $119,471
(iv)         Total expenses (sum of lines (i)-(iii) above):  $2,330,122
(b)	How were those expenses allocated?

The expenses were allocated ratably between the Funds listed below based on the relative expected benefits to each Fund during the first year following the Reorganizations.  The percentages below represent each Fund's share of the total expenses of the Reorganizations.

29.54% - Nuveen AMT-Free Quality Municipal Income Fund
18.61% - Nuveen Municipal Market Opportunity Fund, Inc.
27.13% - Nuveen Premium Income Municipal Fund 2, Inc.
24.73% - Nuveen Performance Plus Municipal Fund, Inc.
(c)	Who paid those expenses?
Nuveen AMT-Free Quality Municipal Income Fund - $688,242.73
Nuveen Municipal Market Opportunity Fund, Inc. - $433,690.25
Nuveen Premium Income Municipal Fund 2, Inc. - $632,061.13
Nuveen Performance Plus Municipal Fund, Inc. - $576,127.53
(d)	How did the fund pay for unamortized expenses (if any)?
N/A
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[ ] Yes [X] No
If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
[ ] Yes [X] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[ ] Yes [X] No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger: Nuveen AMT-Free Quality Municipal Income Fund
(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-21213

(c)
If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:   Agreement and Plan of Reorganization filed as Appendix A of Joint Proxy Statement/Prospectus on April 28, 2016 under file number 333-210113 on Form 497 (SEC Accession No. 0001193125-16-565298).

(d)
If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. A copy of the agreement and plan of reorganization is filed herewith.

VERIFICATION

The undersigned states that (i) he has executed this Form N‑8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Nuveen Performance Plus Municipal Fund, Inc., (ii) he is the Vice President and Secretary of The Nuveen Closed-End Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N‑8F application have been taken.  The undersigned also states that the facts set forth in this Form N‑8F application are true to the best of his knowledge, information and belief.

/s/ Gifford Zimmerman Gifford Zimmerman Vice President and Secretary